FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated March 14, 2013 of Diana Shipping Inc. (the "Company"), reporting the Company's financial results for the fourth quarter and year ended December 31, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: March 15, 2013	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2012

ATHENS, GREECE, March 14, 2013 – Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the ownership and operation of dry bulk vessels, today reported net income of $5.0 million for the fourth quarter of 2012, compared to net income of $20.2 million reported in the fourth quarter of 2011.

Time charter revenues were $49.4 million for the fourth quarter of 2012, compared to $57.4 million for the same period of 2011, mainly due to reduced time charter rates. The decrease in time charter revenues was partly offset by revenues derived from the increase in ownership days resulting from the addition to the Company's fleet of the vessels Leto, delivered in January 2012; Los Angeles, delivered in February 2012; Philadelphia and Melia, delivered in May 2012; Amphitrite, delivered in August 2012; and Polymnia, delivered in November 2012.

Net income to Diana Shipping Inc. for 2012 amounted to $54.6 million, compared to net income of $107.5 million for 2011. Time charter revenues were $220.8 million for 2012, compared to $255.7 million for 2011.

	Fleet Employment Profile (As of March 13, 2013)
	Currently Diana's fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
	BUILT DWT
	Panamax Bulk Carriers

1	CORONIS	C	$10,600	5.00%	EDF Trading Limited, UK	12-Mar-12	27-Nov-13 - 27-Jun-14
	2006 74,381
2	ERATO	C	$12,200	5.00%	Hyundai Merchant Marine Co., Ltd., Seoul, South Korea	26-Nov-11	9-Jan-13
			$6,500	5.00%	Cargill International S.A., Geneva	9-Jan-13	9-Jul-14 - 9-Jan-15
	2004 74,444
3	ARETHUSA	B	$9,250	5.00%	DS Norden A/S, Copenhagen	17-May-12	22-Nov-12
			$7,300	5.00%	Cargill International S.A., Geneva	22-Nov-12	22-May-14 - 22-Nov-14
	2007 73,593
4	NAIAS	B	$9,250	5.00%	Ultrabulk A/S, Copenhagen, Denmark	2-Sep-12	2-Feb-14 - 2-Aug-14
	2006 73,546
5	CLIO	B	$10,750	5.00%	Cargill International S.A., Geneva	22-Feb-12	22-Aug-13 - 22-Feb-14
	2005 73,691
6	CALIPSO	B	$12,250	5.00%	Louis Dreyfus Commodities Suisse S.A., Geneva	11-Oct-11	11-Aug-13 - 11-Dec-13
	2005 73,691
7	PROTEFS	B	$9,000	5.00%	Cargill International S.A., Geneva	14-Sep-12	14-Sep-14 - 14-Feb-15
	2004 73,630
8	THETIS	B	$10,500	5.00%	EDF Trading Limited, UK	22-Feb-12	22-Aug-13 - 22-Jun-14	1
	2004 73,583
9	DIONE	A	$9,700	5.00%	EDF Trading Limited, UK	19-Jul-12	19-Jul-14 - 19-Dec-14
	2001 75,172
10	DANAE	A	$15,600	5.00%	Hyundai Merchant Marine Co., Ltd., Seoul, South Korea	18-Apr-11	10-Mar-13	2,3
			$8,250	5.00%	Intermare Transport GmbH, Hamburg	10-Mar-13	10-Sep-14 - 10-Jan-15
	2001 75,106
11	OCEANIS	A	$9,250	5.00%	Ultrabulk A/S, Copenhagen, Denmark	14-Aug-12	14-Jan-14 - 14-Jul-14
	2001 75,211
12	TRITON	A	$19,500	4.75%	Resource Marine Pte., Ltd, Singapore	11-Dec-10	11-Nov-13 - 11-Feb-14	4
	2001 75,336

	Fleet Employment Profile (As of March 13, 2013)
	Currently Diana's fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
	BUILT DWT
	Panamax Bulk Carriers
13	ALCYON	A	$34,500	4.75%	Cargill International S.A., Geneva	21-Feb-08	19-Nov-12	5,6
			$7,750	5.00%	EDF Trading Limited, UK	21-Dec-12	21-Nov-14 - 21-May-15
	2001 75,247
14	NIREFS	A	$12,250	5.00%	Morgan Stanley Capital Group Inc.	18-Dec-11	29-Jan-13	7,8
			$8,000	5.00%	Intermare Transport GmbH, Hamburg	29-Jan-13	29-Jul-14 - 29-Jan-15
	2001 75,311
15	MELIA	G	$10,900	5.00%	STX Panocean Co., Ltd., Seoul	2-May-12	2-Apr-13 - 2-Jul-13	9
	2005 76,225
16	MELITE	G	$16,500	5.00%	Cargill International S.A., Geneva	1-Feb-11	28-Dec-12	10
	2004 76,436		$7,750	5.00%		28-Dec-12	1-Jul-14 - 1-Jan-15
17	LETO		$12,900	5.00%	EDF Trading Limited, UK	17-Jan-12	17-Jan-14 - 17-Nov-14
	2010 81,297
	Kamsarmax Bulk Carriers
18	MAIA	H	$10,900	5.00%	Glencore Grain B.V., Rotterdam	27-Feb-13	12-Aug-14 - 27-Feb-15
	2009 82,193
19	MYRTO	H	$9,000	5.00%	Cargill International S.A., Geneva	25-Jan-13	25-Jul-14 - 25-Jan-15
	2013 82,131
	Post-Panamax Bulk Carriers
20	ALCMENE		$20,250	5.00%	Cargill International S.A., Geneva	20-Nov-10	24-Oct-12	11
			$6,250	5.00%	Oldendorff GmbH Co., KG, Luebeck	1-Nov-12	11-Dec-12
			$7,000	5.00%	NCS Shipping Fareast Company Limited, British Virgin Islands	26-Dec-12	13-Feb-13	12
			$7,250	5.00%	ADM International Sarl, Rolle, Switzerland	22-Feb-13	7-Aug-14 - 22-Feb-15
	2010 93,193
21	AMPHITRITE		$10,000	5.00%	Bunge S.A., Geneva	15-Aug-12	31-May-14 - 30-Oct-14	13
	2012 98,697
22	POLYMNIA		$8,000	5.00%	Sino East Transportation Ltd, Hong Kong	21-Nov-12	7-Jan-13
			$7,600	5.00%	Augustea Bunge Maritime Limited, Malta	16-Jan-13	16-Jul-14 - 16-Jan-15	14
	2012 98,704

	Fleet Employment Profile (As of March 13, 2013)
	Currently Diana's fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
	BUILT DWT
	Capesize Bulk Carriers
23	NORFOLK		$74,750	3.75%	Corus UK Limited	12-Feb-08	16-Jan-13	15
	2002 164,218		$10,700	4.50%	Clearlake Shipping Pte. Ltd., Singapore	16-Jan-13	16-Jul-14 - 16-Jan-15
24	ALIKI		$26,500	5.00%	Minmetals Logistics Group Co. Ltd., Beijing	1-Mar-11	1-Feb-16 - 1-Apr-16
	2005 180,235
25	SALT LAKE CITY		$13,000	5.00%	Morgan Stanley Capital Group Inc.	11-Aug-12	11-Jun-14 - 11-Dec-14
	2005 171,810
26	SIDERIS GS	D	$30,500	5.00%	BHP Billiton Marketing AG	16-Oct-10	14-Mar-13	16,17
			$13,500	4.75%	Cargill International S.A., Geneva	14-Mar-13	14-Dec-14 - 14-Jun-15	18
	2006 174,186
27	SEMIRIO	D	$17,350	5.00%	Cargill International S.A., Geneva	30-May-11	16-Mar-13	16
			$14,000	4.75%		16-Mar-13	16-Jan-15 - 16-Jun-15	18
	2007 174,261
28	BOSTON	D	$14,000	5.00%	Morgan Stanley Capital Group Inc.	29-Oct-11	29-Aug-13 - 29-Dec-13	19
	2007 177,828
29	HOUSTON	D	$55,000	4.75%	Shagang Shipping Co.	3-Nov-09	3-Oct-14 - 3-Jan-15	20
	2009 177,729
30	NEW YORK	D	$48,000	3.75%	Nippon Yusen Kaisha, Tokyo (NYK)	3-Mar-10	3-Jan-15 - 3-May-15
	2010 177,773
	Newcastlemax Bulk Carriers
31	LOS ANGELES	E	$18,000	5.00%	EDF Trading Limited, UK	9-Feb-12	9-Dec-15 - 9-Apr-16
	2012 206,104
32	PHILADELPHIA	E	$18,000	5.00%	EDF Trading Limited, UK	17-May-12	17-Jan-16 - 17-Jul-16
	2012 206,040
	Vessels Under Construction
33	HULL H2528	F	-	-	-	-	- - -	21
	2013 76,000
34	HULL H2529	F	-	-	-	-	- - -	21
	2013 76,000
* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.

** Total commission percentage paid to third parties.
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.
1 Vessel off-hire from September 23, 2012 to October 3, 2012.
2 Vessel off-hire for unscheduled maintenance from March 04, 2013 to March 06, 2013.
3 Huyndai Merchant Marine Co. Ltd., Seoul, South Korea, has agreed to compensate the owners for the early redelivery of the vessel on March 10, 2013 till the minimum agreed redelivery date, March 18, 2013.

4 Resource Marine Pte., Ltd, Singapore is a guaranteed nominee of Macquarie Bank Limited.
5 Cargill International S.A., Geneva, has agreed to compensate the owners for the early redelivery of the vessel on November 19, 2012 till the minimum agreed redelivery date, November 21, 2012.
6 Vessel off-hire for scheduled maintenance from November 19, 2012 to December 21, 2012.
7 Vessel off-hire for drydocking from September 26, 2012 to October 15, 2012.
8 Vessel off-hire for unscheduled maintenance from October 18, 2012 to November 30, 2012.
9 Vessel off-hire for drydocking from November 27, 2012 to December 10, 2012.
10 Cargill International S.A., Geneva has agreed to compensate the owners for the early redelivery of the vessel on December 28, 2012 till the minimum agreed redelivery date, January 1, 2013.
11 Vessel drydocked from October 24, 2012 to November 1, 2012.
12 Charter includes a one time gross ballast bonus payment of US$390,000.
13 The charterer has the option to employ the vessel for a further 11 to 14 month period at a gross charter rate of US$11,300 per day. The optional period, if exercised, must be declared on or before the end of the 21st month of employment and will only commence at the end of the 24th month.

14 The charterer has the option to further employ the vessel for about 11 to maximum 13 months at a gross charter rate of US$11,000 per day. The optional period, if exercised, must be declared on or before the 22nd month of employment and will only commence at the end of the 24th month.

15 Since September 2010 charterers' name has changed to Tata Steel UK, Limited.
16 Estimated redelivery date from the charterers.
17 Since October 25, 2012 charterers have changed to BHP Billiton Singapore Pte, Ltd.
18 Estimated date of delivery to the charterers.
19 Morgan Stanley Capital Group Inc. has the option to employ the vessel for a further minimum eleven (11) to a maximum thirteen (13) month period at a gross rate of US$15,000 per day starting twenty-four (24) months after delivery of the vessel to the charterer.

20 Shagang Shipping Co. is a guaranteed nominee of the Jiangsu Shagang Group Co.
21 Year of delivery and dwt are based on shipbuilding contract.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended December 31,		Years ended December 31,
	2012	2011	2012	2011

INCOME STATEMENT DATA (in thousands of US Dollars):
Time charter revenues	$49,379	$57,370	$220,785	$255,669
Voyage expenses	2,083	1,931	8,274	10,597
Vessel operating expenses	19,316	14,868	66,293	55,375
Net income attributed to Diana Shipping Inc.	5,016	20,241	54,639	107,497
FLEET DATA
Average number of vessels	29.5	24.0	27.6	23.6
Number of vessels	30.0	24.0	30.0	24.0
Weighted average age of vessels	6.0	6.3	6.0	6.3
Ownership days	2,710	2,208	10,119	8,609
Available days	2,675	2,156	9,998	8,474
Operating days	2,575	2,139	9,865	8,418
Fleet utilization	96.3%	99.2%	98.7%	99.3%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$17,681	$25,714	$21,255	$28,920
Daily vessel operating expenses (2)	$7,128	$6,734	$6,551	$6,432

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Thursday, March 14, 2013.

Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link.  The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com.  A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 408925.

About the Company

Diana Shipping Inc. is a leading global provider of shipping transportation services through the ownership and operation of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Three months ended December 31,		Years ended December 31,
	2012	2011	2012	2011

REVENUES:				(audited)
Time charter revenues	$49,379	$57,370	$220,785	$255,669
Other revenues	648	365	2,447	1,117

EXPENSES:
Voyage expenses	2,083	1,931	8,274	10,597
Vessel operating expenses	19,316	14,868	66,293	55,375
Depreciation and amortization of deferred charges	16,102	14,109	62,010	55,278
General and administrative expenses	6,009	6,275	24,913	25,123
Foreign currency gains	(264)	(161)	(1,374)	(503)
Operating income	6,781	20,713	63,116	110,916

OTHER INCOME / (EXPENSES):
Interest and finance costs	(2,054)	(1,254)	(7,618)	(4,924)
Interest income	247	336	1,432	1,033
Gain / (loss) from derivative instruments	(3)	217	(518)	(737)
Income / (loss) from investment in Diana Containerships Inc.	45	229	(1,773)	1,207
Total other expenses, net	(1,765)	(472)	(8,477)	(3,421)

Net Income	$5,016	$20,241	$54,639	$107,495

Loss assumed by non-controlling interests	-	-	-	2

Net income attributed to Diana Shipping Inc.	5,016	20,241	54,639	107,497

Earnings per common share, basic	$0.06	$0.25	$0.67	$1.33

Earnings per common share, diluted	$0.06	$0.25	$0.67	$1.33

Weighted average number of common shares, basic	80,788,412	81,180,109	81,083,485	81,081,774

Weighted average number of common shares, diluted	80,901,900	81,270,341	81,083,485	81,124,348

	Three months ended December 31,		Years ended December 31,
	2012	2011	2012	2011
Net income	$5,016	$20,241	$54,639	$107,495
Comprehensive loss assumed by non-controlling interests	-	-	-	2
Other comprehensive income / (loss) (Actuarial gain / (loss))	306	(96)	306	(96)

Comprehensive income attributed to Diana Shipping Inc.	$5,322	20,145	$54,945	$107,401

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	2012	2011
ASSETS	(unaudited)	(unaudited)

Cash and cash equivalents	$446,624	$416,674
Other current assets	20,362	16,017
Advances for vessels under construction and acquisitions and other vessel costs	11,502	63,440
Vessels' net book value	1,211,138	1,046,719
Other fixed assets, net	22,774	21,659
Other non-current assets	30,402	39,962
Total assets	$1,742,802	$1,604,471

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities, including current portion of long-term debt	$61,477	$48,095
Long-term debt, net of current portion and deferred financing costs	414,080	345,638
Other non-current liabilities	821	1,860
Total stockholders' equity	1,266,424	1,208,878
Total liabilities and stockholders' equity	$1,742,802	$1,604,471

OTHER FINANCIAL DATA (unaudited)
	Three months ended December 31,		Years ended December 31,
	2012	2011	2012	2011

Net Cash provided by Operating Activities	$22,334	$33,707	$119,886	$154,230
Net Cash used in Investing Activities	(28,248)	(9,613)	(169,913)	(90,428)
Net Cash provided by / (used in) Financing Activities	84	(2,687)	79,977	7,458